Exhibit 12

CLEAR CHANNEL COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Predecessor	Successor
	July 30, 2008	Period from July 31 through December 31, 2008	Year ended December 31,
(dollars in millions)			2009	2010	2011	2012
Computation of earnings:
Income (loss) before income taxes and adjustment for (income) loss from equity investees	$491,809	$(5,743,061)	$(4,521,667)	$(628,535)	$(420,965)	$(738,026)
Distributed income (loss) from equity investees	29,935	13,143	20,901	11,084	18,527	20,122
Fixed charges	477,597	900,069	1,896,482	1,919,554	1,872,749	1,948,406

Total earnings	$999,341	$(4,829,849)	$(2,604,284)	$1,302,103	$1,470,311	$1,230,502

Computation of fixed charges:
Interest expense	$213,210	$715,768	$1,500,866	$1,533,341	$1,466,246	$1,549,023
Portion of rent expense representative of interest	264,387	184,301	395,616	386,213	406,503	399,383

Total fixed charges	$477,597	$900,069	$1,896,482	$1,919,554	$1,872,749	$1,948,406

Ratio of earnings to fixed charges	2.09	N/A	N/A	N/A	N/A	N/A